UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	January , 2003

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X   Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ]   No [ ]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- ______.1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Date	16 January 2003	By	/s/ Ronald Lea Erratt

Ronald Lea Erratt Company secretary

ASX & MEDIA RELEASE	16 JANUARY 2003

NOVOGEN GRANTED US PATENT COVERING SOY HYPOCOTYL, A NATURAL SOURCE OF ISOFLAVONES.

Novogen Limited has been issued the patent in the US for human dietary supplements comprising soy material made from ground soy hypocotyl containing at least one isoflavone.

Novogen is a world leader in isoflavone technology and isoflavone products. Isoflavones can be extracted from a number of sources. Novogen uses the richest source, red-clover, as the basis for its dietary supplement products Promensil™, Rimostil™ and Trinovin™.

Novogen’s intellectual property also extends to certain dietary supplements with isoflavones extracted from soy.

This new patent grant extends the cover for soy to include soy hypocotyls, which are an approved food and do not need to have the isoflavones chemically extracted. Soy hypocotyls thus are a source of isoflavones for food products which might have health claims attached. The use of these alternative isoflavone sources derived from soy has been licensed from Novogen to the US company DuPont Protein Technologies.

DuPont announced the formation of a 70 per cent joint venture with Bunge Limited, to be called Solae LLC, with an expected initial annual revenue of $US 800 million and which will include the further development of soybeans with improved quality traits. It is within this joint venture that the Novogen US patent licence for soy will operate.

Novogen receives milestone and royalty payments under this licence agreement. A milestone royalty payment to Novogen of $A 2.3 million was received on 6 January, 2003.

According to Novogen’s research director, Professor Alan Husband, the US grant of this soy hypocotyl patent further demonstrated Novogen’s growing intellectual property portfolio and ensured Novogen’s position as a leader in the world market for isoflavone products.

Novogen coordinates and manages its international research and development programs utilising the expertise and clinical research capabilities of universities and hospitals both in Australia and in key international locations. Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company’s Securities and Exchange Commission filings under “Risk Factors”, including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company’s proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

ISSUED FOR	:	NOVOGEN LIMITED
LISTINGS	:	ASX (CODE NRT), NASDAQ (CODE NVGN)

FOR FURTHER
INFORMATION	:	PROFESSOR ALAN HUSBAND, RESEARCH DIRECTOR, NOVOGEN LIMITED
TEL (02) 9878 0088 http://www.novogen.com

ISSUED BY	:	WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157